

Mail Stop 4561

December 22, 2017

Michael Trimarchi
Chief Financial Officer
CommerceHub, Inc.
201 Fuller Road, 6th Floor
Albany, New York 12203

  Re: CommerceHub, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2016
    Filed March 7, 2017
    File No. 001-37840

Dear Mr. Trimarchi:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Kathleen Collins

        Kathleen Collins
        Accounting Branch Chief
        Office of Information Technologies
        and Services